Exhibit 99.1
THE BANK OF NOVA SCOTIA
Annual Meeting of Shareholders
March 6, 2007
REPORT OF VOTING RESULTS
in accordance with section 11.3 of National Instrument 51-102
Continuous Disclosure Obligations
The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on March 6, 2007. Each of the matters is described in greater detail in the Notice of the 175th Annual Meeting of Shareholders and Management Proxy Circular mailed to shareholders. The vote on each matter was conducted by ballot.
1.	Election of Directors
Each of the 16 nominees listed in the Management Proxy Circular were elected as Directors of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Ronald A. Brenneman	548,756,682	97.48	14,169,432	2.52
C.J. Chen	556,218,239	98.81	6,714,009	1.19
N. Ashleigh Everett	549,734,525	97.66	13,189,723	2.34
John C. Kerr	551,346,570	97.94	11,579,544	2.06
The Hon. Michael J.L. Kirby	549,865,616	97.68	13,061,886	2.32
Laurent Lemaire	549,756,467	97.66	13,167,781	2.34
John T. Mayberry	551,315,896	97.94	11,610,218	2.06
The Hon. Barbara J. McDougall	548,685,801	97.47	14,248,313	2.53
Elizabeth Parr-Johnston	550,584,944	97.81	12,349,170	2.19
Alexis E. Rovzar de la Torre	548,974,294	97.52	13,949,954	2.48
Arthur R.A. Scace	542,170,676	96.32	20,711,538	3.68
Gerald W. Schwartz	544,709,520	96.77	18,186,594	3.23
Allan C. Shaw	552,049,566	98.07	10,883,308	1.93
Paul D. Sobey	545,357,372	96.88	17,535,636	3.12
Barbara S. Thomas	550,471,944	97.79	12,452,930	2.21
Richard E. Waugh	552,363,483	98.12	10,562,631	1.88

Percentages shown in items 1 and 2 are expressed as a percentage of the total number of votes cast and withheld.
2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
554,847,387	98.56	8,078,111	1.44

3.	An amendment to Section 3.14 of By-Law No. 1 was confirmed.

Votes For	% For	Votes Against	% Against
554,683,054	98.54	8,236,050	1.46

4.	Amendments to the Stock Option Plan were approved.

Votes For	% For	Votes Against	% Against
478,591,445	85.80	79,238,739	14.2

Eight Shareholder Proposals were rejected.

5.	Shareholder Proposal No. 1

Information about remuneration experts.

Votes For	% For	Votes Against	% Against
56,757,146	10.17	501,060,717	89.83

6.	Shareholder Proposal No. 2

Remuneration of the Bank’s senior officers relative to the average wages of Bank employees, the costs of the Bank and its financial success.

Votes For	% For	Votes Against	% Against
23,359,909	4.19	534,475,817	95.81

7.	Shareholder Proposal No. 3

Allocation of stock options to senior officers equated with the economic value added of the Bank.

Votes For	% For	Votes Against	% Against
23,108,919	4.14	534,727,774	95.86

8.	Shareholder Proposal No. 4

Representation of women on the Board be a minimum of one-third of the members within three years.

Votes For	% For	Votes Against	% Against
34,699,619	6.22	523,091,073	93.78

9.	Shareholder Proposal No. 5

Publication of the financial statements of the Bank’s subsidiaries.

Votes For	% For	Votes Against	% Against
18,138,031	3.25	539,687,991	96.75

10.	Shareholder Proposal No. 6

Publication of information on the Bank’s participation in hedge funds.

Votes For	% For	Votes Against	% Against
80,495,201	14.43	477,320,188	85.57

11.	Shareholder Proposal No. 7

The payment of pensions and benefits to eligible retirees of the Bank.

Votes For	% For	Votes Against	% Against
14,830,378	2.66	542,972,387	97.34

12.	Shareholder Proposal No. 8

The definition of “independent director”.

Votes For	% For	Votes Against	% Against
19,336,998	3.47	538,494,232	96.53